UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Eos Energy Enterprises, Inc.
(Name of Issuer)

Common Stock, par value $0.0001 per share
(Title of Class of Securities)

29415C101
(CUSIP Number)

December 31, 2021
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed.
☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 29415C101	SCHEDULE 13G	Page 2 of 9

1	NAME OF REPORTING PERSON Reservoir Capital Group, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 1,813,747
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 1,813,747
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,813,747
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 3.4%
12	TYPE OF REPORTING PERSON PN

CUSIP No. 29415C101	SCHEDULE 13G	Page 3 of 9

1	NAME OF REPORTING PERSON RCGM, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 1,813,747
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 1,813,747
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,813,747
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 3.4%
12	TYPE OF REPORTING PERSON IA, CO

CUSIP No. 29415C101	SCHEDULE 13G	Page 4 of 9

1	NAME OF REPORTING PERSON Daniel H. Stern
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 1,813,747
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 1,813,747
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,813,747
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 3.4%
12	TYPE OF REPORTING PERSON IN

CUSIP No. 29415C101	SCHEDULE 13G	Page 5 of 9

1	NAME OF REPORTING PERSON Craig A. Huff
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 1,813,747
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 1,813,747
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,813,747
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 3.4%
12	TYPE OF REPORTING PERSON IN

CUSIP No. 29415C101	SCHEDULE 13G	Page 6 of 9

ITEM 1.	(a)	Name of Issuer:

Eos Energy Enterprises, Inc. (the “Issuer”)

	(b)	Address of Issuer’s Principal Executive Offices:

3920 Park Avenue Edison, New Jersey 08820

ITEM 2.	(a)	Name of Person Filing:
This statement is being filed on behalf of each of the following persons (each, a “Reporting Person” and, collectively, the “Reporting Persons”):

(1) Reservoir Capital Group, L.L.C., which is, or controls, the general partner of certain private investment partnerships
(2) RCGM, LLC, the managing member of Reservoir Capital Group, L.L.C.
(3) Daniel H. Stern, senior managing member of RCGM, LLC
(4) Craig A. Huff, senior managing member of RCGM, LLC

	(b)	Address of Principal Business Office, or if none, Residence: The principal business address for each of the Reporting Persons is: 767 Fifth Avenue, 33rd Floor New York, New York 10153 (212) 610-9000

	(c)	Citizenship:

See row 4 of the cover page of each Reporting Person.

	(d)	Title of Class of Securities:

See cover page.

	(e)	CUSIP Number:

See cover page.

ITEM 3.	IF THIS STATEMENT IS FILED PURSUANT TO §240.13D-1(B) OR 240.13D-2(B) OR (C), CHECK WHETHER THE PERSON FILING IS A:

Not applicable.

ITEM 4.	OWNERSHIP.

The calculations of beneficial ownership percentage is based on 53,698,840, as reported by the Issuer in its Form 10-Q filed on November 10, 2021.

	(a)	Amount beneficially owned: See row 9 of the cover page of each Reporting Person

	(b)	Percent of class: See row 11 of the cover page of each Reporting Person

CUSIP No. 29415C101	SCHEDULE 13G	Page 7 of 9

(c) Number of shares as to which such person has:

(i) Sole power to vote or to direct the vote: See row 5 of the cover page of each Reporting Person.

(ii) Shared power to vote or to direct the vote: See row 6 of the cover page of each Reporting Person.

(iii) Sole power to dispose or to direct the disposition of: See row 7 of the cover page of each Reporting Person.

(iv) Shared power to dispose or to direct the disposition of: See row 8 of the cover page of each Reporting Person.

ITEM 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following box ☒.

ITEM 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

Not applicable.

ITEM 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

Not applicable.

ITEM 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

Not applicable.

ITEM 9.	NOTICE OF DISSOLUTION OF GROUP.

Not applicable.

ITEM 10.	CERTIFICATION.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the Issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under §240.14a-11.

CUSIP No. 29415C101	SCHEDULE 13G	Page 8 of 9

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February 8, 2022

Reservoir Capital Group, L.L.C.

By:	/s/ Craig A. Huff
Name: Craig A. Huff
Title: Co-Chief Executive Officer

RCGM, LLC

By:	/s/ Craig A. Huff
Name: Craig A. Huff
Title: Co-Chief Executive Officer

Daniel H. Stern

/s/ Daniel H. Stern
Name:	Daniel H. Stern

Craig A. Huff

/s/ Craig A. Huff
Name:	Craig A. Huff

CUSIP No. 29415C101	SCHEDULE 13G	Page 9 of 9

Exhibit Index

Exhibit No.	Description

99.1	Joint Filing Agreement, dated February 16, 2021, among Reservoir Capital Group, LLC, RCGM, LLC, Daniel H. Stern and Craig A. Huff (previously filed)